U. S. Securities and Exchange Commission
                          Washington, D.C. 20549

                               FORM 12b-25                     ---------------
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                33-90344
                                                               ---------------

(Check One): (X)Form 10-K and Form 10-KSB  ( )Form 20-F  ( )Form 11-K
             ( )Form 10-Q and Form 10-QSB  ( )Form N-SAR

             For Period Ended:  June 30, 1999
                                -------------

             ( )  Transition Report on Form 10-K
             ( )  Transition Report on Form 20-F
             ( )  Transition Report on Form 11-K
             ( )  Transition Report on Form 10-Q
             ( )  Transition Report on Form N-SAR

             For the Transition Period Ended: _____________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- ------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

PART I - REGISTRANT INFORMATION

Clariti Telecommunications International, Ltd.
- ----------------------------------------------
Full Name of Registrant

Not applicable
- ----------------------------------------------
Former Name if Applicable

1735 Market Street, Mellon Bank Center, Suite 1300
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Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19103
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City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(X) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, and N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

Explanation:
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On September 7, 1999 PricewaterhouseCoopers LLP ("PwC") resigned as independent accountants for Clariti Telecommunications International, Ltd. ("Clariti"). PwC's decision to resign was their own. Their decision to resign was made with no prior notice given to Clariti. On September 13, 1999 Clariti engaged Cogen Sklar LLP ("Cogen Sklar") as its new independent accountants. Due to the limited period of time between the engagement of Cogen Sklar and the due date of Clariti's Form 10-KSB (September 28, 1999), Cogen Sklar has indicated that it will be unable to complete its audit work and express an opinion on Clariti's consolidated financial statements for the year ended June 30,1999 by such due date without unreasonable effort or expense. Cogen Sklar's statement is attached hereto as Exhibit 16. Management expects to file a completed Form 10-KSB for the year ended June 30, 1999 on or before October 13, 1999.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      James M. Boyd, Jr.             215            979-3600
      ------------------          ---------     ----------------
            Name                  Area Code     Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been
      filed?                                                      (X)Yes  ( )No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report thereon?
                                                                 (X)Yes  ( )No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Explanation:
      -----------
      On December 8, 1998 Clariti acquired all of the outstanding common stock of GlobalFirst Holdings, Ltd. ("GlobalFirst"), a privately held telecommunications firm with operations in the United Kingdom and several other countries in Western Europe (the "GlobalFirst Acquisition"). On February 3, 1999, Clariti sold all of the outstanding common stock of Telnet Products & Services, Ltd. ("Telnet") to the former owner of GlobalFirst. Prior to its sale, Telnet was one of several businesses operated by GlobalFirst. On March 16, 1999, Clariti acquired all of the outstanding common stock of Mediatel Global Communications, Ltd. ("Mediatel"), a switchless reseller of telecommunications services in the United Kingdom. On May 7, 1999, Clariti acquired all of the outstanding capital stock of MegaHertz-NKO, Inc. ("M-NKO"), an Internet Service Provider and a provider of enhanced telecommunications and Internet Protocol telephony services (voice, data, fax and video).

      Pursuant to generally accepted accounting principles, the GlobalFirst Acquisition has been accounted for as a reverse acquisition. Thus, GlobalFirst was deemed to be the acquirer and Clariti was considered the acquired company for purposes of applying purchase accounting rules. As a result, the registrant's earnings statements for the year ended
      June 30, 1999 will reflect results of operations for GlobalFirst for the entire twelve-month period, and Clariti's results of operations for only the period from the acquisition date (December 8, 1998) to June 30, 1999. In contrast, Clariti's results of operations for the eleven months ended June 30, 1998 reflected Clariti's results of operations only. The sale of Telnet and the acquisitions of Mediatel and M-NKO are also expected to have an effect on the 1999 results.

      Clariti incurred a net loss of approximately $4.2 million for the eleven months ended June 30, 1998. Final consolidated results of operations for the year ended June 30, 1999 have not yet been completed; however, management expects that such results will reflect net losses substantially greater than the prior year results noted above due to the inclusion of GlobalFirst's results of operations for the entire twelve-month period due to the reverse acquisition accounting treatment, as well as the impact of the sale of Telnet and the acquisitions of Mediatel and M-NKO.





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

              Clariti Telecommunications International, Ltd.
              ----------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 29, 1999                By: s/James M. Boyd, Jr.
       ------------------                    --------------------
                                             James M. Boyd, Jr.
                                             Vice President of Finance and
                                             Chief Accounting Officer

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